EXHIBIT 21.1

KEYSTONE CONSOLIDATED INDUSTRIES, INC.

AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Name of Corporation	Jurisdiction of Incorporation or Organization	Percent of Voting Securities Held (1)
FV Steel and Wire Company(2)	Wisconsin	100.0%
Engineered Wire Products, Inc.	Ohio	100.0%
Keystone Energy Resources, LLC	Delaware	100.0%
Keystone-Calumet, Inc.	Delaware	100.0%
Sherman Wire Company	Delaware	100.0%

(1)	Held by the Registrant.
(2)	Formerly Fox Valley Steel and Wire Company.